Mail Stop 4561

October 22, 2008

Paul Goodman
Chief Executive Officer
SecureLogic Corp.
420 Lexington Avenue
Suite 2320
New York, NY 10170

> **Re: SecureLogic Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed October 20, 2008**
> **File No. 000-28099**

Dear Mr. Goodman:

We have reviewed your filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting

1.   We note that you conclude under both subparagraph (a) and subparagraph (b) that your disclosure controls and procedures are ineffective as of December 31, 2007; however, you do not appear to conclude on internal controls over financial reporting. Please note that you must conclude on the effectiveness of both disclosure controls and procedures and internal controls over financial reporting pursuant to Items 307 and 308, respectively, of Regulation S-B. Please further amend your document and revise your disclosures under subparagraph (b) to provide management's conclusion on the effectiveness of your internal control over financial reporting as required by Item 308T(a)(3) of Regulation S-B.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant